Exhibit 14.1

                            NEW FRONTIER ENERGY, INC.

                 CODE OF ETHICS FOR PRINCIPAL EXECUTIVE OFFICER,
              CHIEF FINANCIAL OFFICER AND SENIOR FINANCIAL OFFICERS

INTRODUCTION:

This Code of Ethics is established pursuant to Section 406 of the Sarbanes-Oxley Act of 2002, which requires that New Frontier Energy, Inc. (the "Company") establish a code of ethics to apply to the Company's principal executive officer and certain of the Company's senior financial officers, including but not limited to, the Company's principal financial officer, controller, principal accounting officer, or persons performing similar functions (collectively the "Officers").

The Officers should note that simply complying with Laws or following widespread business practices may not be enough to comply with this Code of Ethics. It is therefore very important that the Officers read and understand this Code of Ethics. If any Officer has a question regarding this Code of Ethics, then such Officer should contact the Company's counsel.

CODE OF ETHICS

All Officers covered by this Code of Ethics will:

     o Act honest and ethically, avoiding actual or apparent conflicts of interest in their personal and professional relationships.

     o Provide Full, fair, accurate and timely information in our filings with and other submissions to the U.S. Securities and Exchange Commission.

     o    Comply with applicable governmental laws and regulations.

     o Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

     o Keep information acquired in the course of business confidential, except when authorized or otherwise legally obligated to disclose and not use such information for personal advantage.

     o Not unduly or fraudulently influence, coerce, manipulate, or mislead any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of the Company's financial statements or accounting books and records.


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COMPLIANCE WITH THE CODE OF ETHICS

     If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to any member of the Audit Committee or the Board of Directors. No one will be subject to retaliation because of a good faith report of a suspected violation.

     Violations of this Code of Ethics may result in disciplinary action, up to and including discharge, The Audit Committee or the Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

WAIVERS OF THE CODE OF ETHICS

     If you would like to seek a waiver of the Code of Ethics you must make full disclosure of your particular circumstances to the Chairman of the Audit Committee or the Board of Directors.

NO RIGHTS CREATED

     This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Officers, It is not intended to and does not create any rights in any employee, customer, supplier, competitor, shareholder or any other person or entity.






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